

AN ARANCA REPORT

Business Valuation of Next CALA and Next Mobile 360

As on 31st August, 2015

6th October 2015

aranca
Research.Analyze.Communicate

Table of Contents

01.

Engagement Background, Scope and Objectives

1.1. Background and Objectives

Aranca, Inc. ('Aranca') has been engaged by Next Group Holdings, Inc. ('the Company'), to conduct valuation analysis of the Company and prepare a written report to express our opinion on the 'Fair Market Value' of the Company, as of August 31, 2015 (the 'Date of Valuation').

Next Group Holdings, Inc. ("the Company") is a communications technology company, which focuses on offering innovative mobility and remittances solutions to the emerging markets. The Company primarily operates through its subsidiaries M&M, Next CALA, and NxtGn.

Next Group Holdings' management has appointed Aranca as an independent financial advisor for providing the business valuation service so as to assist in internal planning and raising funds/issuing debt. The contents of this valuation report and the opinion of value stated herein may not be used for any purpose other than the stated one, and Aranca makes no assurances as to the accuracy and suitability of this valuation report for any purpose other than those stated, without its written consent.

In preparing our analysis, Arik Meimoun, Chief Executive Officer (CEO) of Next Group Holdings, Inc. ('management'), provided us with information regarding the Company's business, products and services, customers, assets, operations, past performance, financial condition, and future business plans and budgets. Aranca has assumed that the information provided and representations made are accurate, reliable, and fairly represent the financial position and prospects of the Company as of the valuation date. The validity and accuracy of this report depends on the reliability and accuracy of the data provided by the management.

The analysis, opinions, and conclusions reported herein are limited by the reported assumptions and limiting conditions (Please refer Please refer to 'General Assumptions and Limiting Conditions' in the Appendices for additional information).

1.2. Brief Profile of Appraisal Team

Hemendra Aran

CEO & Head of Valuation Services

Hemendra, Founder and CEO at Aranca, heads the Valuation Services. Until date, he has overseen independent valuations of over 450 privately held firms as a principal appraiser. Hemendra has extensively interfaced with securities analysts, fund managers, financial consultants, M&A advisors, tax

consultants, audit firms and members from regulatory bodies. He has written four books including one titled 'Global Financial Markets Revolution: The Future of Exchanges and Capital Markets', published by McMillan. Hemendra is a sought-after media speaker and has appeared on BBC and CNBC in addition to a host of business newspapers.

Before starting Aranca, Hemendra worked at Goldman Sachs and Infosys Technologies Limited. He is a member of the Institute of Business Appraisers, Plantation, Florida, USA, and subscribes to IBA's Code of Ethics. Hemendra holds an MBA from London Business School and Haas School of Business, University of California, Berkeley, and a BS from Indian Institute of Technology, Chennai.

Bharat Ramnani, ASA, Chartered Accountant

Associate Vice-President, Valuation Services (Practice Lead)

Bharat joined Aranca in 2006 and currently leads the firm's Valuations & Advisory Services practice. He has more than nine years of professional experience in corporate finance, equity research and business valuation. Bharat has executed independent business and independent valuation assignment for more than 300 US-based VC-funded privately held businesses across diverse industry sectors including semiconductor, software, online advertising, social media, internet-based business and life sciences. He also manages Aranca's relationships with Private Equity clients across the globe, helping them in the valuation of their investment targets.

Prior to joining Aranca, Bharat worked with Finance team of R.A.K Ceramics in the Middle East. In this capacity, he was involved in a host of corporate finance activities including working capital, business reviews and new business evaluations. Bharat holds Accredited Senior Appraiser (ASA) designation conferred by the American Society of Appraisers and is a qualified Chartered Accountant (CPA Equivalent in India).

Manish Goyal, Chartered Accountant

Senior Manager

Manish Goyal is a Senior Manager in the Valuation Services team at Aranca Research Center, Mumbai. He is a qualified Chartered Accountant (CPA equivalent in India) with sound experience in corporate finance, valuation, accounting and management assurance services. Manish successfully executed a number of independent appraisal assignments for privately held companies across diverse industry sectors in the US for financial reporting and tax compliance. He also manages the team involved in assisting middle-market investment banks and PE funds in range of activities through the deal cycle, including financial feasibility of a business plan, financial due diligence, financial modelling, investment analysis, and valuation.

1.3. Summary of Findings

Based on our analysis and after considering all relevant factors described in the detailed report presented hereinafter, in our opinion, as of August 31, 2015, the Fair Value of the Company's subsidiaries are as follows:

Table 1: Valuation Summary

Particulars	Value (in $million)
NextCALA	8.15
Next Mobile 360	5.05

Source: Aranca analysis

1.4. Scope of Analysis

During the course of our valuation analysis, we have conducted limited reviews, inquiries, interviews, discussions and analyses, which in our opinion, were deemed to be appropriate for this valuation analysis. Our review and analysis includes, but is not limited to, the following:

1. Review of forecasted financial statements provided by the management for financial year ending December 31, 2015 through to December 31, 2020.

2. High level secondary research and analysis on the Company's markets and the industry in which it operates. Analysis of the Company's operating history, its products and services, competitive position, etc.

3. Research and analysis of financial data available from public sources of certain public companies operating in the same or similar industries, which in our opinion are comparable to the Company.

4. Review and analysis of certain other available Company documents, industry statistics, forecasts and studies.

1.5. Declaration

I hereby certify to the best of my knowledge and belief:

The statements of fact contained in this report are true and correct. The reported analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions, and is my personal, impartial and unbiased professional analyses, opinions and conclusions.

I have no present or prospective interest in the property that is the subject of this report, and I have no (or the specified) personal interest with respect to the parties involved.

I have not performed any services for Next Group Holdings within the three-year period immediately preceding acceptance of the assignment, as an appraiser or in any other capacity.

I have no bias with respect to the property that is the subject of this report or the parties involved with this assignment. My engagement in this assignment was not contingent upon developing or reporting predetermined results. My compensation for completing this assignment is not dependent on the development or reporting of a predetermined value or direction in value that favors the cause of the client, amount of the value opinion, attainment of a stipulated result or the occurrence of a subsequent event directly related to the intended use of this appraisal.

My analysis, opinions and conclusions were developed, and this report has been prepared in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) and the ASA BV Standard.

I was assisted by Bharat Ramnani, ASA and Manish Goyal, CA during this independent appraisal process. No person other than those identified has any significant professional input during this independent appraisal process.

Principal Appraiser
Hemendra Aran
Head, Valuation Services
Date of Report: October 6, 2015

02.

Company Overview

2.1. Brief Company Profile

Next Group Holdings, Inc (The Company) is a communications technology company, which focuses on offering innovative mobility and remittances solutions to the emerging markets. The Company primarily operates through its subsidiaries M&M, Next CALA, and NxtGn. M&M holds 100% stake in Next Mobile 360 (NM), a mobile virtual network operator (MVNO) leveraging the network of Sprint for providing services.

Next CALA: Next CALA (NC) offers an open-loop General Purpose Reloadable (GPR) prepaid card, a cost-effective solution, to conventional banking channels. NC also offers customers the ability to earn long-distance calling rewards on their Next Mobile360 prepaid mobile phone.

M&M: M&M is a state-of-the-art telecommunication long-distance services provider. Next Mobile 360 is among the first set of MVNOs supported by Sprint for more than two decades.

NxtGn: NxtGn, along with Cisco systems, has developed AVYDA (powered by Telarix), a platform that enables monetization of video calling and telepresence. This is an open platform, allowing multiple endpoints to be used, including Android, Cisco Telepresence Rooms, and iOS. AVYDA allows HD video conferences to connect point-to-multipoint, with 10,000 concurrent calls per session border control (SBC).


NEXT Group Holdings Inc
Next CALA
M&M
NxtGn
Next Mobile 360

2.2. Key Milestones


Next CALA entered into a White Label Card Program Services Agreement with ITC Financial Services and IH Financial Services.
Next Mobile 360 and Next CALA began operations.
2012
2013
2015
STi Prepaid was bought by Next Communications Inc. in February and rebranded as Next Mobile 360

2.3. Management Team

- **Arik Meimoun, Founder & Chief Executive Officer:** Arik is the founder and CEO of Next Group Holdings. He holds a Bachelor of Business Administration in Public Relations/Image Management from The Open University of Israel.
- **Michael De Prado, Co-founder, Chairman and President:** Michael De Prado is the co-founder, Chairman, and President at Next CALA Inc.

According to the management, Next Group Holdings is in the process of hiring key executives and building its top-level team.

2.4. Product Offerings

Next Group Holdings' products include NC Prepaid Card and NM. NC is an open-loop GPR prepaid card, whereas NM is a prepaid mobile service providing long-distance calling, mobile banking, and data services.

2.4.1 Next CALA

NC is an open-loop GPR prepaid card, which customers can use as an alternative to conventional banking channels. The card is a safe and cost-effective alternative to carrying cash. NC cards are acceptable wherever Visa debit cards are accepted and can be used for all transactions, including withdrawing cash, checking balance at ATMs, and making purchases at retail locations, online, or even over the phone.

Key Features:

- **Card-to-card transfers** – NC card allows transfer of funds between two NC cards. Transfers can be online or through customer service representatives or automated phone system. While phone and online transfers are free, customer service representative-assisted transfers require a fee of $4.95. The card-to-card feature can be used to transfer up to $500 per day or $2,000 per month.
- **Direct deposit** – Customers can sign up for direct deposit of pay checks and/or government benefit payments into their NC prepaid card for free by submitting an online direct deposit form.
- **Easy reload** – Customers can easily load cash into their NC cards using the Vanilla Reload Network, which has coverage of over 50,000 retail locations across the US and more than 450,000 retail locations globally. Funds can also be added by depositing a check at Walmart retail outlets through the Walmart Rapid Reload facility.
- **Long-distance rewards** - NC offers cardholders international long-distance rewards. Cardholders earn $5 worth of NC international long distance rewards once they sign up for and activate a card and a $3 reward for continuing the use of NC card every month.

2.4.1.1. Next CALA Partnerships

NC entered into a White Label Card Services Program Agreement with ITC Financial Leases Inc. (ITCFL) and IH Financial Leases, Inc (IHFL), both being South Dakota-based licensed money transmitters offering stored value products and services through their network of authorized agents. Under this agreement, ITCFL and IHFL have agreed to offer GPR prepaid debit cards under the NC brand.

According to the agreement, NC will receive the following fees for each GPR prepaid card:

Type of Fee	Amount per card ($)
Activation Fees	5.95
Reload Fee	0.75
Monthly Maintenance Fees	3.95

NC would pay the following compensation to ITC and IH:

Costs/Fees	Terms
Program Set-Up Fees	$ 250,000 due 30 days from the effective date
Card & Ancillary Materials Production Costs	As Incurred – due 30 days from Invoice
Delivery Costs	As Incurred – due 30 days from Invoice
Customer Service Costs	As Incurred – due 30 days from Invoice
Registration CIP Costs	$0.50 per transaction
Call Centre Costs	$1.21 per minute for the first 90 days and thereafter actual costs at the sole discretion of licensees
Monthly Service Fee	$15,000 per month – due 30 days after invoice
Monthly Open Account Fee	$0.25 per Open Card Account* per month – due 30 days after invoice

*Open Card Account means any active or dormant account that has an available funds balance

2.4.1.2. Next CALA: Competitive Landscape

Name	Description
Company: Green Dot Corporation Card: Green Dot	Green Dot Corporation provides retail-based financial services. The company offers Green Dot MasterCard® and Visa® prepaid debit cards. Reload services are available across more than 50,000 retail locations in the US. The features include card-to-card transfers, direct deposits, and easy reload. As of June 30, 2015, Green Dot had 4.80 million active cards.
Company: Total Systems Services Card: netSpend	NetSpend, a wholly owned subsidiary of Total Systems Services (TSYS), is a leading provider of reloadable prepaid cards and related financial services in the US. It serves nearly 68 million under-banked customers. NetSpend has a network of 70,000 distribution locations and 130,000 reload points. Features offered by NetSpend prepaid cards include person-to-person and standard bank transfers, free Direct Deposit, free Anytime Alerts™ text or email services, free online and mobile app account centers, Payback RewardsSM, and free budgeting tools.
Company: UniRush, LLC Card: RUSHCARD	UniRush LLC offers a prepaid Visa debit card, Rushcard. In addition to serving as an alternative to carrying cash, the card has facilities, such as direct deposits and easy reload at several retail locations. Rushcard provides security to customers in case of loss or theft of card through the Visa Zero Liability policy. Rushcard app is available on AppStore, Amazon Apps, and Google Play, allowing users to easily check balance, view transactions, and transfer money.

2.4.1.3. Risks

- **Competition:** The prepaid financial services industry is highly competitive and includes prepaid card program managers, such as American Express, First Data, Total Systems Services, and Green Dot and other conventional banks, such as J.P. Morgan Chase. NC faces intense competition from existing players in the prepaid card industry. The Company began operations recently and is much smaller than its competitors. Thus, to compete effectively, NC needs to continuously improve its offerings.
- **Inability to attract users:** As of the valuation date, NC had an operating history of around three months. Therefore, the Company faces a risk of not being able to increase the number of cardholders and retain the existing cardholders in the long term. This may adversely affect the revenues, operating results, and ultimately the business.
- **Risk of fraudulent activity:** Criminals are using increasingly sophisticated methods to engage in illegal activities involving prepaid cards, reload products, and customer information. NC relies on third parties for some transaction processing services, which subjects the Company and its customers to risks related to the vulnerabilities of these third parties. Fraudulent activity could also result in the imposition of regulatory sanctions, including significant monetary fines, which could adversely affect NC's business, operating results, and financial condition.
- **Changes in laws and regulations:** The provision of prepaid card services is highly regulated and the laws and regulations affecting the industry and the manner in which they are interpreted are subject to change and legal action. Accordingly, changes in laws and regulations could increase compliance and other costs of business activities, require significant systems redevelopment, or render products or services less profitable or obsolete, any of which could have an adverse effect on NC's operating results.
- **Loss of key personnel:** For continuous development and growth of the Company, retention of key experienced members and the management team is extremely essential. According to the management, NC is still in the process of building a good team at the top level. The Company's ability to compete effectively depends on whether it is able to attract new employees as well as retain and motivate existing employees.

2.4.2 Next Mobile 360

NM is an MVNO, offering voice, text, and data services as well as international calling to Latin American countries at cheap rates. NM leverages Sprint's network, with whom it has had an alliance for more than the last two decades. According to the management, NM was one of the first MVNOs to partner with Sprint.

Offerings: NM offers three monthly plans for voice text and data in the US and minute-based plans for international calling to Latin America.

Monthly Plans:

Monthly Plan	Voice	Text	Data
$40	Unlimited	Unlimited	1GB
$50	Unlimited	Unlimited	3GB
$60	Unlimited	Unlimited	Unlimited

International Calling Plans:

Country	Rate per Minute ($)	Minutes for $5	Minutes for $10
Mexico	0.005	1000	2000
Guatemala	0.07	71	143
Honduras	0.121	41	83
El Salvador	0.131	38	76
Haiti	0.191	26	52
Jamaica	0.09	56	111
Cuba	0.65	8	15
Morocco	0.032	156	312
India	0.019	263	526

Rewards Program: Users of NM, who also own and use the NC prepaid debit card, can avail NC rewards in the form of dollar credits, which can be used for international calling globally. Cardholders earn $5 worth of NC international long-distance rewards once they sign up for and activate a card and a $3 reward for continuing the use of the card every month. Customers can use the reward credits by dialling the NC Rewards toll free access number before dialling an international number.

2.4.2.1. Next Mobile 360: Competitive Landscape

Name	Description
telcel AMERICA	Telcel America is an MVNO service provided by TracFone Wireless Inc. TracFone Wireless is a subsidiary of América Móvil S.A.B. de C.V, the leading provider of telecommunication services in Latin America. Telcel America offers two no-contract plans: unlimited International Long Distance (ILD) plan for $60 a month and Unlimited talk, text, and data Nationwide anytime with calls to 411 at no additional charge. The ILD plan allows users to call and text over 1000 international destinations.
Straight Talk	Straight Talk is a service provided by TracFone Wireless Inc. Straight Talk provides unlimited nation-wide plans: $45 for 30 days, $130 for a three-month validity, $255 for a six-month validity, and $ 495 for a one-year validity. The service includes a $60 Unlimited International Plan, with unlimited mobile-to-mobile calling to Mexico, China, India, and Canada; and unlimited calls to select international landline destinations. All national and international plans include data, with first 5GB data at high speeds and then at 2G speed.

Net10 Wireless is a service provided by TracFone Wireless Inc. Net10 provides a range of plans, such as pay-as-you-go plans, family plans, and monthly talk, text, and data plans, at $20–100 per month. The service includes Unlimited International Calling plan at $65 per month, with international calling to over 1,000 landline destinations and unlimited mobile-to-mobile calling to Mexico, India, Canada, and China.

Simple Mobile is an MVNO service provided by TracFone Wireless Inc. TracFone Wireless is a subsidiary of América Móvil S.A.B. de C.V, the leading provider of telecommunication services in Latin America.

Simple Mobile offers Unlimited nation-wide calling plans at monthly charges of $25–55 per month. The company offers multiple Unlimited International Calling plans at $20–60, with varying validity periods.

Virgin Mobile has been providing MVNO services through Sprint's network since 2002. The company offers a selection of quality handsets, from entry-level to Android-powered and iOS smartphones available at more than 40,000 retail stores throughout the country, including Target, Walmart, Best Buy, and RadioShack. Virgin mobile offers three plans: Unlimited plans for unlimited nation-wide calling; BroadBand2Go plan for 3G and 4G mobile broadband services; and payLo plans, which are low-cost plans with limited talk time for value-conscious customers.

Established in 2002, Boost Mobile is part of the Sprint Prepaid Group. Operating on Sprint's nationwide Sprint 4G LTE Network, Boost Mobile offers monthly plans ranging from $30 to $60, with unlimited nation-wide calling and texting, along with high-speed 4G LTE data of up to 8GB per month. Boost also offers daily plans, Wi-Fi plans and per-minute international calling plans.

América Móvil is the largest player in the MVNO space. The company is Latin America's largest wireless telecommunications carrier, with operations across 18 countries. América Móvil has 23.7 million subscribers in the US. It offers wireless services and products in its segment in the US through its subsidiary TracFone under the TracFone, Net10, Straight Talk, SafeLink, Simple Mobile, Telcel America, and Page Plus brands, and accounts for a market share of 52.4%. The other MVNO companies account for the remaining 47.6% market share collectively.

2.4.2.2 Risks

- **Competition:** NM faces competition from existing players in the MVNO industry. There are numerous existing MVNO companies in the industry, including companies, such as Telcel, Straight Talk, Simple Mobile, Net10, Virgin, and Boost. Moreover, apart from Virgin and Boost, most other companies are owned by América Móvil S.A.B. de C.V, a leading provider of telecommunication services in Latin America. The Company also faces competition from telecommunication carrier networks such as Sprint and AT&T. Thus, to compete effectively, the Company needs to continuously compete on pricing and offer innovative products.
- **Dependence on network operators:** MVNOs earn revenues by purchasing network capacity from other network operators and reselling it to end users. NM uses Sprint's network to offer services. Thus, the Company is affected by the terms of the network operators and the regulations applicable to them.

- **Loss of key personnel:** For continuous development and growth of the Company, retention of key experienced members and the management team is extremely essential. According to per the management, NM is still in the process of building a good team at the top level. NM's ability to compete effectively depends on whether it is able to attract new employees as well as retain and motivate existing employees.

03.

Industry Overview - Telecommunication Resellers

The telecommunications resellers industry comprises companies that access network capacity from operators of telecommunications networks and resell these services to businesses and households. The companies in the telecommunications resellers industry resell wired as well as wireless telecommunications services. Companies that sell wireless Telecommunications services are known as Mobile Virtual Network Operators (MVNOs). MVNOs account for the bulk of telecommunications resellers industry's revenue. According to a report by IBISWorld, the size of the telecommunications resellers industry is $13.5Bn in 2015. The industry has expanded at a CAGR of 4.3% during 2010–15. IBISWorld estimates the number of enterprises in the industry to increase at an annualized rate of 3.3% to 3,804 operators during the five years to 2015.

Telecommunication Resellers Revenues in US ($Bn)


CAGR of 4.3%
10.90
13.50
2010
2015

Source: IBISWorld

The telecommunications resellers industry can be segmented on the basis of products and services offered and the markets to which the industry caters. The major products and services offered by the telecommunications industry include fixed local services, fixed long-distance services, and carrier, internet services, and mobile services. According to the IBISWorld, in 2015, mobile services contributed 58.4% to total revenues in the US, while fixed long-distance services (15.9%), fixed local services (10.5%), carrier & internet services (4.7%), and others (10.5%) collectively contributed 41.6% to the US revenues.

Telecommunication Resellers - Product Segmentation


4.70%
10.50%
10.50%
15.90%
58.40%
Mobile Services
Fixed Long Distance
Fixed Local

Telecommunication Resellers - Market Segmentation


8.70%
52.20%
39.10%
Business
Consumer
Public

Based on the markets, the industry can be segmented as catering to businesses, individual customers, and public markets. Businesses account for about 52.2% of the industry's market. Consumers account for about 39.1% of the market and are principally driven by wireless services supplied by MVNOs. The public market refers to

payphones and calling cards, a market segment expected to decline significantly during the next few years, as the declining cost of basic cellular service renders most payphone services unprofitable. The public market accounts for about 8.7% of the industry's revenue.

3.1. Key Drivers

Following are some of the key trends and drivers of the Telecommunications Resellers industry:

- **Number of Immigrants:** Telecommunication resellers have been increasingly targeting niche markets. Immigrants from various ethnic groups in the US constitute an important niche market. Resellers provide these groups targeted content, bilingual customer service representatives, and attractive international calling rates to home countries. As the number of immigrants increases, the market for the industry's services would grow.
- **Number of mobile internet connections:** As broadband-enabled mobile devices have proliferated in the US, the data traffic over wireless networks has grown exponentially. As fourth-generation (4G) wireless networks continue to be constructed, this traffic will increase, representing a potential opportunity for the industry. Telecommunications resellers who can effectively develop strategies to resell data services would benefit from this increased traffic.
- **Demand for telecommunication services:** Demand in telecommunications sector is generally immune to the overall economic conditions. Unlike many other industries, such as manufacturing, the desire and need to communicate remain strong, regardless of the economic conditions. Consumption of and demand for telecommunication services continues to expand, as customers become more dependent on telecommunication and more sophisticated in their demands and expectations of services.

3.2. Key Challenges

Following are some of the key challenges for the Telecommunications Resellers industry:

- **Competition from wireless telecommunication carriers:** Network operators have acquired profitable resellers, with established subscriber bases. The branded reseller business model is expanding, wherein network operators acquire resellers, rather than partnering with them, and use them as sub-brands to target niche markets.
- **Competition from other resellers:** Recently, larger have resellers acquired smaller ones to remain competitive. TracFone Wireless is the largest telecommunications reseller in the US, with a 52.4% market share through acquisition of resellers, such as Net10, Straight Talk, SafeLink, Simple Mobile, Telcel America, and Page Plus brands.
- **Regulation for telecommunications sector:** As resellers are highly dependent on the rates that telecommunications companies charge for the wholesale network access, regulations concerning these rates are of particular importance to the industry. Federal regulations for telecommunications are generally aimed at increasing the level of competition across the telecommunications sector and regulating the rates providers can charge third-party resellers.

3.3. Outlook


Telecommunication Resellers Revenues in US ($Bn)
CAGR of 2.1%
14.90
13.50
2015
2020

Source: IBISWorld

During the past five years, a balance between competition and assistance from wireless carriers and the ongoing expansion of these carriers' networks are expected to provide opportunities for the industry. According to IBISWorld, over the next five years, the industry's revenue is forecast to increase at an annualized rate of 2.1% to $14.9 billion. IBISWorld expects network operators to attract more consumers, thereby acquiring a share of MVNOs' customer base. However, telecommunications carriers are anticipated to continue consolidating and experience less pressure to keep prices low, causing price-sensitive consumers to turn to resellers for cheaper options. Industry resellers are expected to increase at an average annual rate of 1.8% to 4,152 operators over the five years to 2020.

04.

Industry Overview - Prepaid Debit Cards

The prepaid debit cards industry comprises companies that issue pre-loaded open loop debit cards. Prepaid cards provide consumers an alternative to conventional bank account and credit cards. The credit crunch forced consumers with few banking options, due to limited or poor credit, to turn to prepaid debit cards. The prepaid debit card providers industry has experienced strong growth during the five years to 2015. According to IBISWorld, during 2010–15, revenues of prepaid card industry in the US have increased at a CAGR of 25.1% to $5.6 billion. In 2015 alone, the industry's revenues grew 14%.


Prepaid Card Revenues in US ($Bn)
CAGR of 25.1%
5.60
1.80
2010
2015

Source: IBISWorld

Prepaid debit card providers collect maintenance fees, ATM fees, new card fees, and other revenue. Some providers charge cardholders on monthly basis, pursuant to the terms and conditions in their cardholder agreements. ATM fees are collected when customers withdraw money at out-of-network ATMs. New card fees are collected when a consumer purchases a new prepaid card in a retail store. Other revenue primarily comprises fees associated with optional products or services, which are generally offered to consumers during the card activation process. These additional fees may include delivery of a second card for an account and expedited delivery of a new card. The three main types of fees charged by prepaid card providers include card, reload service, and interchange fees.

According to IBISWorld, in 2015, of the total revenues of the prepaid card industry in the US, card fees accounted for 39.1% of the revenues, reload fees accounted for 31.5%, and interchange fees accounted for 29.4% of the total revenues.

Prepaid Debit Cards - Revenue Segmentation


39.10%
29.40%
31.50%
Card Fees
Reload fees
Interchange Fees

4.1. Key Drivers

Following are some of the key trends and drivers of the Prepaid Cards industry:

- **Poverty rate:** The boom in unemployment that developed during and immediately after the recession caused poverty rates to increase, eventually peaking in 2011 at 15.9% of the population. Although the poverty rate is expected to fall to 14.8% by 2015, the rate would remain significantly higher than pre-recessionary levels. An increase in the national poverty rate boosts demand for industry products as low-income consumers tend to have limited access to banking and credit lines.
- **E-commerce sales:** The amount of e-commerce sales is a major demand driver for this industry. Consumers without conventional credit or debit cards purchase prepaid cards to complete online transactions. According to Forrester research, the US e-retail sales have increased from $176Bn in 2010 to $279Bn in 2015, growing 10% annually.
- **Per capita disposable income:** Household disposable income affects demand for prepaid credit cards. When people have more money to spend, they tend to use prepaid credit cards more often. While low-income individuals are the largest consumer of industry products, high-income individuals are increasingly using prepaid cards to buy products anonymously.

Regulatory changes: In 2011, the Durbin Amendment to the Dodd-Frank financial reform legislation capped interchange fees (the fee charged to merchants every time a customer swipes a card) on bank-issued cards, while prepaid cards were spared from the impact of this bill. These regulations made conventional banking more expensive and less appealing. As a result, more consumers were attracted to prepaid cards. According to the Federal Reserve's latest payments study, the number of prepaid card transactions increased to 9.2 billion in 2012 from 5.9 billion in 2009.

4.2. Key Challenges

Following are some of the key challenges for the Prepaid Cards industry:

- **Competition from banking Sector:** As a result of prepaid credit cards being left out of the Durbin Amendment, large financial institutions began to introduce prepaid cards and charge a higher interchange fees. Thus, large financial institutions, such as JP Morgan and American Express, have also entered the prepaid card industry.
- **Low profit margins:** According to IBISWorld, in 2015, the total number of establishments in the prepaid card industry rose at 14.1% to 246. Moreover, the industry includes large banks and financial institutions offering prepaid card services. These banks offer lower fees than that for conventional prepaid cards. Thus, the revenues from fees and profit margins in the industry have declined. According to IBISWorld estimates, as a result of lower revenue from fee, profit margins for the average industry participant fell to 11.2% in 2015 from 17.0% in 2010.

4.3. Outlook

According to IBISWorld, in the five years to 2020, industry revenue is forecast to grow at an average annual rate of 10.2% to $9.2 billion, including estimated growth of 9.1% in 2016. Several factors would support the industry's continued strong growth over the next five years, including an improving economy and higher disposable income, in addition to the continued shift toward e-commerce and persistent use of prepaid cards by the younger generation.

Prepaid Card Revenues in US ($Bn)


CAGR of 10.2%
5.60
9.20
2015
2020

Source: IBISWorld

Back to TOC

However, conventional credit card growth and potential changes in the industry's regulatory environment would, to an extent, constrain industry growth.

05.

Business Plan Review

As of the valuation date, NextCALA (NC) and Next Mobile 360 (NM) had an operating history of less than three months. Therefore, the Company could not provide historical financial statements for the analysis of the revenue, profitability, and cash flow potential of NextCALA and Next Mobile 360. The Company provided preliminary forecasts for Next Mobile 360. Aranca discussed the primary drivers of NextCALA with the management and projected its financial performance over the next few 10 years. Aranca conducted extensive research and analysis on the Company's technology, in addition to the market, industry, and competitive landscapes, for benchmarking. The following sections describe the Company's strategy and prospective financial statements, along with the underlying key assumptions and growth drivers.

5.1. Strategy

The Company plans to capitalize on the recent changes in the industry (particularly related to regulations and supply chain) and its exclusive contractual agreements with key players in the GPR (NextCALA) ecosystem and MVNO (Next Mobile) ecosystem.

NextCALA's business model relies primarily on its consumer base product offerings, and access to an extensive distribution network via Incomm's Vanilla reload network. This enables NextCALA to expand its distribution network to more than 450,000 point of sale terminals worldwide. In addition, NextCALA has strategic partnership agreements with leading money transmitters such as ITC and IH Financial Services, which collectively own state-to-state money transmitter licenses for 50 US states. The Company has its own Visa and MasterCard bins, and every NextCALA customer has a Routing number and an account number with a deposit of up to $10,000 insured by the FDIC. NextCALA plans to provide add-on services such as 24-hour reload and free customer service, which are currently offered by few players in the market.

In February 2013, the Company bought STI Mobile out of bankruptcy and rebranded it as Next Mobile 360. Next Mobile 360 has adequate infrastructure to provide long-distance international calls at low rates, enabling it to earn above-average profit even at competitive rates. The contract with Sprint enables Next Mobile 360 to offer talk, text, and data plans to customers at market prices.

The Company intends to provide an integrated solution (IoT) through Next CALA, Next Mobile 360, and NextGen. A bundle solution is capable of attracting additional users and lowering churn rates, thereby generating additional revenues for Next Group Holdings.

Although the Company has started registering customers through its websites, it is yet to establish a stable operational structure. The management is actively hiring skilled employees. It is also seeking advice from multiple legal, accounting, and administrative consultants. It plans to raise funds in the near future.

5.2. Projected Financial Statements

Aranca has reviewed the management's financial projections until 2020 as well as the underlying key assumptions. We have further extended the financial projections until 2024 to assess the performance of the businesses in a steady state. Hence, the projections span an explicit forecast period of five years (2015–20) and an extended forecast period of five years thereafter (2020–25).

All key assumptions that impact the projected financial statements were analyzed on the basis of current market conditions, strength of the subject companies' technology, and industry benchmarking. While analyzing the Company's financial statements, we compared the subject companies' revenues and other financial (valuation) metrics with similar market participants as shown below:

Table 2: Shortlisted Comparable Companies

Company Name	Market Capitalization ($ in millions)	Revenues ($ in millions)
NEXTCALA		
Bankrate Inc	984	553
Blackhawk Network Holdings Inc	2,188	1620
Cash America International Inc	679	1270
Euronet Worldwide Inc	3,398	1736
Green Dot Corp	910	693
MoneyGram International Inc	457	1394
Payment Data Systems Inc	43	-
Brinks Co	1,381	3206
Total System Services Inc	8,298	2607
Walmart Stores Inc	208,485	485621
NEXT Mobile		
iTalk Inc	-	1
NII Holdings Inc	824	2966
NTELOS Holdings Corp	203	476
Sanwire Corp	-	-
Shenandoah Telecommunications Co	942	335
Telemetrix Inc	2	-
Telephone and Data Systems Inc	3031	5105
VelaTel Global Communications Inc	-	2

Source: Thomson Banker

The following subsections discuss the key components of the Company's financial statements, along with their underlying assumptions and drivers.

5.2.1. Revenues

5.2.1.1. Market

The prepaid card market expanded more than 10.3% over 2010–15. It has established a revenue base of $5.6 billion. While the financial crisis of 2008 dented other markets, the prepaid card market received a boost from the fragility of the global economy and financial system. A large number of consumers were refused credit cards. On the other hand, successful applicants paid a hefty fee for the privilege. In addition, increasing acceptance of online banking and electronic payment services was also a key influence for prepaid cards. As a result, there was an accelerated

migration in the preferred method of payment among consumers to prepaid cards from the traditional banking methods.

NextCALA is likely to target consumers or markets with limited banking options; hence, low-income individuals and young customers could constitute the biggest market for the company. The chart below shows the target customer base classified by the annual household income.


Households earning less than $30,000
44%
Households earning more than $70,000
15%
Households earning $45,000- $69,999
18%
23%
Households earning $30,000 - $44,999
Total $ 5.6 billion

Source: IBISWORLD

The chart below illustrates the expected growth in NextCALA's user base. NextCALA is expected to grow its user base from 23,870 in FY16 to 886,644 users in FY25. The growth pattern has an implicit customer churn rate of 3% from FY15 to FY16 declining to 1.5 % in FY21, consistent with the industry trends for customer churn.


1,400
1,200
1,000
800
600
400
200
-
(200)
(400)
24
52
92
242
324
765
887
42
66
66
186
186
186
270
270
270
270
(14)
(26)
(38)
(65)
(102)
(69)
(95)
(124)
(148)
(168)
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23
FY24
FY25
New Users
Existing Users
Churn

aranca
Research Analyze Communicate
NEXTCALA NEXTMOBILE360

The MVNO market increased more than 4.3% over 2010–15. It has established a revenue base of $13.5 billion. MVNOs pay the Big 4 network providers (ATT, Verizon, Sprint and T-Mobile) to use their infrastructure to offer services to consumers and businesses. As per a report titled Mobile to Overtake Fixed Internet Access by 2014, the number of mobile users quadrupled from approximately 400 million users in 2007 to about 1.8 billion users in 2015. Businesses are now focusing on wireless services in the form of MVNOs, amid the ever-rising demand for no-contract, prepaid wireless services and affordable mobile broadband. Consumers are attracted to cutting-edge technology, competitive pricing, and flexible payment plans. The Big 4 operators have historically denied MVNOs a competitive lead; however, in recent years, these operators have started competing with each other for signing up MVNOs. The two major markets for the industry are businesses and consumers, which have varying demands for their telecommunication needs.


Public
8.7%
52.2%
39.1%
Business
Consumer
Total $13.5 billion

The chart below illustrates the expected growth in Next Mobile 360's user base. NM is expected to grow its user base from 16,262 users in FY16 to 88,446 users in FY25. The growth pattern has an implicit customer churn rate of 5, consistent with the industry trends for customer churn.


200
150
100
50
0
-50
-100
36 36 36 36 36 54 54 54 54 55
16 36 47 53 56 72 80 85 87 88
(15) (25) (30) (33) (33) (46) (49) (52) (53) (54)
FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24 FY25
Churn
Existing Users
New Users

5.2.1.2. Products/Services

NextCALA's General Purpose Reloadable (GPR) card, along with the other existing prepaid cards, serves as an alternative to the traditional banking ecosystem. GPR cards are designed for general expenses and can be used for purchases processed by networks such as Visa or MasterCard. The product is targeted at underbanked/never-banked households (primarily Latin American demographics) and individuals dissatisfied with bank fee and procedures. The product also helps customers maintain budgets and corporate expense accounts as well as limit theft losses. As opposed to purely cash-based transactions, these products are designed to attract consumers from low-income households (less than $30,000 annually) and provide them a means to enter the US financial ecosystem.

Next Mobile 360 offers various talk, text, and data plans, along with a free cell phone (iPhone 4 or Galaxy S3), without long-term contracts or switchover fees. This provides a viable alternative to the expensive, long-term contractual plans offered by the Big4 (ATT, Verizon, Sprint, and T-Mobile). The bundles are designed to attract users who do not prefer contracts and/or require a separate phone/line for a short period. The management has stated that the product is a baseline to offer an end-to-end IoT solution to customers, wherein Next Group Holdings (via its intermediaries) would provide bundled services, including, but not limited to, mobile banking, HD videos/social network, and international calling in a fully integrated solution.

5.2.1.3. Pricing

The industry generates 39.1% of its revenue from card fees. As discussed earlier, NextCALA charges a standard set of fees, including (but not limited to) activation, monthly service, and reload fees, for GPR offerings. These are expected to collectively account for more than 90% of NextCALA's revenues over the forecast period. Other fees include ATM fees (domestic and international) and card replacement fees, which are ad hoc in nature. On average, NextCALA is expected to generate $75–105 per customer. This is in line with industry rates, which vary from $75 to $175, based on the features and services offered.


$ in millions
80
70
60
50
40
30
20
10
-
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23
FY24
FY25
Activation Fees
Monthly Fees
Reload Fees

Next Mobile 360 offers three products with varying proportions of talk, text, and data plans. These are customized to meet the diverse needs of its target customers. NM charges $50 per month (on average) for talk, text, and data; this is consistent with the industry average of $35–60, depending on the combination of data, talk, and text. In addition, NM provides long-distance international calling at discounted rates.


$ in millions
$70
$60
$50
$40
$30
$20
$10
$-
FY15
FY16
FY17
FY18
FY19
FY20
FY21
FY22
FY23
FY24
FY25
Activation Fees
Monthly Fees

5.2.1.4. Place

NextCALA

GPR card providers largely depend on retailors and payment processors (Visa/MasterCard) to market and sell their cards to end consumers. As such, NextCALA's location does not have a material impact on its operations. However, companies are generally located in the vicinity of an urban financial center. As shown in the following map, most (3% to 10%) of GPR card offices are located in the Mid-Atlantic, southeast, and southwest regions of the US, which account for the majority of the country's total population.


-Less than 3%
-3% to less than 10%

Next Mobile 360

MVNO distribution outlets are directly related to the diffusion of their overall target consumers. However, they refrain from competing in densely populated areas owing to stiff competition from big, well-established networks.


- Less than 3%
- 3% to less than 10%
- 10% to less than 20%

Revenue

Next CALA's revenues are expected to increase at a CAGR of 25.9% from $3.4 million in FY16 to $34.17 million in FY25. This growth would be primarily driven by the addition of new customers and a decline in customer churn rates. As per the *Prepaid Debit and Credit Card providers* report from IBISWORLD, the industry has grown 25.2% over 2010–15 with an established revenue base of $5.6 billion. It is expected to grow at 10.3% over 2015–20.


CAGR ~ 25.8%
1
11
19
28
38
46
56
63
68
2015E
2016E
2017E
2018E
2019E
2020E
2021E
2022E
2023E
2024E
2025E

Next Mobile 360's revenues are expected to increase at a CAGR of 25.9% from $3.4 million in FY16 to $34.17 million in FY25, primarily driven by new customer additions and declining customer churn rates. As per the *Telecommunications resellers in the US industry report*, the industry has grown 4.3% over 2010–15 with an established revenue base of $13.5 billion. The industry is expected to grow at 2.1% over 2015–20.


CAGR ~ 13.8%
2
16
27
33
36
42
50
54
57
58
59
2015E
2016E
2017E
2018E
2019E
2020E
2021E
2022E
2023E
2024E
2025E

Aranca used the expected sales figures and product price estimates discussed above to arrive at Next Group Holdings' total revenue. The Company's revenue is expected to increase at a CAGR of 180% from $2.1 million in 2016 to $132.7 million in 2020; thereafter, revenue would rise modestly and eventually stabilize.

5.2.2. Cost of Sales and Gross Margins

Next CALA's Cost of Sales comprises of 'cost of production of cards', 'monthly open account fees', 'reload fees' and 'monthly service fees'. Out of these, the 'monthly open account fees', 'reload fees' and 'monthly service fees' are contractual in nature. As per Next CALA's agreement with ITCFL and IHFL, these costs are outlined below

Costs / Fees	Amount ($)
Card & Ancillary Materials Production Costs	As Incurred
Monthly Service Fee	$15,000 per month
Monthly Open Account Fee	$0.25 per Open Card Account per month
Reload Fees	$3.25 per reload

Monthly Service Fee: It is a fixed fee per month

Monthly Open Account Fee: This is a fee based on every open card account. As per the agreement, Open Card Account means any active or dormant account that has an available funds balance. Aranca

has projected the total monthly open account fee based on the 'existing number of subscribers' per month.

Reload Fee: Next CALA pays the reload network a reload fee for every reload. Aranca has projected the reload fees based on probability of reloads that would occur every month by existing customers. Aranca has assumed a 100% probability of reloads for the first five years to 2020 and thereafter a decline of 7-10% per year in number of reloads in subsequent. The premises for this assumption is as the Company establishes itself as a leading player and customers have an extended experience with the Company, they will prefer to load greater amounts thereby lowering the need for periodic reloads.

Card Production Costs: As per the agreement, Next CALA pays the actual costs incurred by ITCFL & IHFL for production of the cards. According to a report of IBIS World, the industry average for card production costs is 2.3% of revenues.

Next CALA's Cost of Sales is expected to grow from $1.9 million in FY16 to $23.07 million in FY25 primarily driven by new customer additions. Next CALA's Gross Margins are expected to grow from 50.6% in FY16 to 66.2% in FY25. This is primarily a factor of the variable fees owed to its partners, production costs as well as the contractual fixed payments.

Next Mobile 360's cost of sales comprise of the network access costs that it pays to Sprint for each connection and the cost of mobile handsets that it provides to each customer. Both these costs are contractual in nature and are projected based on information provided by the company's management.

Next Mobile 360's Cost of Sales is expected to grow from $9.7 million in FY16 to $30.9 million in FY25 primarily driven by new customer additions. Next Mobile 360's Gross Margins are expected to grow from 40% in FY16 to 46.7% in FY21 and stabilize thereafter.

5.2.3. Operating Cost, EBITDA Margins, and Net Margins

The Company's operating expenses can be broadly classified in two categories:

- **Marketing expenses:** Marketing expenses primarily include the cost of acquiring and retaining customers via advertising and promotion initiatives. Considering the Company's business model and stage of development it is imperative that the Company invests in promotional activities to establish itself as a leading provider of GPR and MVNO services. We analyzed industry trends and customer acquisition surveys within the industry to assess a fully loaded cost for acquiring and retaining customers.
- **Other:** Other expenses include general and administrative payroll expenses and other expenses.

As the Company has just launched both the operations, the operating costs incurred so far have been fairly low. However the same are expected to rise rapidly as the Company rolls out its products to additional customers and expands its customer base. Both NextCALA and Next Mobile 360 have launched the products; the Company is expected to incur losses over the next 2-3 years. We expect the Company do break-even in 2018 as revenues are expected to increase exponentially over the next few years. Next CALA's EBITDA margins are expected to stabilize at 19% and Next Mobile 360's EBITDA margins are expected to stabilize at 16%. The margins for both the entities are higher than the overall median industry margin, but are similar to those of companies specifically targeting the same market segment as NextCALA and Next mobile 360.

5.2.4. Capital Expenditure

Historically, Next Group Holdings has not incurred any capital expenditure. Also, the Company does not plan on having an in-house manufacturing set-up as all products (cards, cell phones) will be manufactured by third parties. The Company might need a storage facility to store the merchandize, costs of which are minimal in nature and will not require significant capital expenditure investment for the Company. We have therefore forecasted minimal capital expenditure for the Company.

5.2.5. Working Capital

The management estimates a working capital cycle of approximately 18-20 days for NextCALA, considering various working capital components such as receivables, inventory, payables, accrued expenses, and prepaid expenses. NextCALA's prepaid business model and contractual nature of payments enable the Company to efficiently manage its cash flows and maintain sufficient working capital balances. Based on industry benchmarking, Aranca believes that a working capital cycle of 18-20 days is in line with the industry and sustainable in the long term.

Working Capital (in $ million) Next CALA


400
350
300
250
200
150
100
50
0
57
61
59
153
190
190
161
301
340
364
2016E
2017E
2018E
2019E
2020E
2021E
2022E
2023E
2024E
2025E

Source: Management and Aranca estimates

The management estimates a working capital cycle of approximately 45-50 days for Next Mobile 360, considering various working capital components such as receivables, inventory, payables, accrued expenses, and prepaid expenses. NM's working capital balance is primarily influenced by its high inventory of phones and trade payables (as per contract). We believe the Company will be able to better manage its inventory within five years of continued operations and as such have forecasted a decline in the working capital requirements in 2021. Based on industry benchmarking, Aranca believes that a working capital cycle of 45-50 days is in line with the industry and sustainable in the long term.

Working Capital (in $ million) Next Mobile 360


1800
1600
1400
1200
1000
800
600
400
200
0
880
1181
1309
1379
1649
885
900
906
907
889
2016E
2017E
2018E
2019E
2020E
2021E
2022E
2023E
2024E
2025E

Source: Management and Aranca estimates

5.3. Financial Statements – Next CALA

Based on the key assumptions and drivers discussed above, the projected financial statements for the explicit forecast period (2016–25) are as follows:

Projected Income Statement (1/2)

Summary Income Statement (in $'000)	Dec-15	Dec-15	Dec-16	Dec-17	Dec-18	Dec-19
	4 Mth-F	FY-F	FY-F	FY-F	FY-F	FY-F
Revenues	648	823	3,934	7,361	10,548	18,603
Cost of Sales	343	446	1,945	3,497	4,964	8,542
Gross Profit	305	377	1,988	3,864	5,585	10,062
Operating Costs	368	950	2,110	3,874	3,759	6,455
EBITDA	(63)	(574)	(121)	(10)	1,825	3,607
Depreciation	-	10	30	40	50	60
Amortization	-	1	1	1	0	0
EBIT	(63)	(585)	(152)	(50)	1,775	3,546
Interest & Finance Costs	-	-	-	-	-	-
PBT	(63)	(585)	(152)	(50)	1,775	3,546
Income Tax	-	-	-	-	604	1,419
PAT	(63)	(585)	(152)	(50)	1,171	2,128

Key Performance Indicators (KPIs)	Dec-15	Dec-15	Dec-16	Dec-17	Dec-18	Dec-19
	4 Mth-F	FY-F	FY-F	FY-F	FY-F	FY-F
Revenue Growth (%)		*n/a*	*378%*	*87%*	*43%*	*76%*
Gross Margin (%)	*47%*	*46%*	*51%*	*52%*	*53%*	*54%*
EBITDA Margin (%)	*n/a*	*n/a*	*n/a*	*0%*	*17%*	*19%*
EBIT Margin (%)	*n/a*	*n/a*	*n/a*	*n/a*	*17%*	*19%*
PBT Margin (%)	*n/a*	*n/a*	*n/a*	*n/a*	*17%*	*19%*
PAT Margin (%)	*n/a*	*n/a*	*n/a*	*n/a*	*11%*	*11%*

Projected Income Statement (2/2)

Summary Income Statement (in $'000)	Dec-20	Dec-21	Dec-22	Dec-23	Dec-24	Dec-25
	FY-F	FY-F	FY-F	FY-F	FY-F	FY-F
Revenues	28,242	37,723	45,769	55,765	63,478	68,272
Cost of Sales	12,978	17,446	18,688	21,327	23,000	23,069
Gross Profit	15,264	20,277	27,081	34,438	40,478	45,203
Operating Costs	9,771	13,359	18,312	23,578	27,974	31,643
EBITDA	5,493	6,917	8,769	10,859	12,504	13,560
Depreciation	70	80	90	100	110	120
Amortization	0	0	0	0	0	0
EBIT	5,423	6,837	8,679	10,759	12,394	13,440
Interest & Finance Costs	-	-	-	-	-	-
PBT	5,423	6,837	8,679	10,759	12,394	13,440
Income Tax	2,169	2,735	3,472	4,304	4,958	5,376
PAT	3,254	4,102	5,207	6,456	7,436	8,064

Key Performance Indicators (KPIs)	Dec-20	Dec-21	Dec-22	Dec-23	Dec-24	Dec-25
	FY-F	FY-F	FY-F	FY-F	FY-F	FY-F
Revenue Growth (%)	*284%*	*258%*	*146%*	*97%*	*68%*	*49%*
Gross Margin (%)	*54%*	*54%*	*59%*	*62%*	*64%*	*66%*
EBITDA Margin (%)	*19%*	*18%*	*19%*	*19%*	*20%*	*20%*
EBIT Margin (%)	*19%*	*18%*	*19%*	*19%*	*20%*	*20%*
PBT Margin (%)	*19%*	*18%*	*19%*	*19%*	*20%*	*20%*
PAT Margin (%)	*12%*	*11%*	*11%*	*12%*	*12%*	*12%*

Projected Balance Sheet (1/2)

Summary Balance Sheet (in $'000)	Dec-15	Dec-16	Dec-17	Dec-18	Dec-19	Dec-20
	F	F	F	F	F	F
Cash & Cash Equivalents	(68)	(282)	(337)	837	2,871	6,087
Trade Receivables	37	75	141	202	357	540
Inventory	84	159	287	408	702	1,064
Current Assets	122	235	429	610	1,059	1,604
Fixed Assets (Gross)	20	50	90	140	200	270
(Accum. Depreciation)	10	40	80	130	190	260
Fixed Assets (Net)	10	10	10	10	10	10
Total Assets	**63**	**(37)**	**102**	**1,457**	**3,940**	**7,701**
Trade Payables	84	159	287	408	702	1,064
Accrued Expenses	42	18	80	144	204	350
Current Liabilities	127	178	367	552	906	1,414
Retained Earnings	(63)	(215)	(265)	906	3,034	6,287
Shareholders' Equity	(63)	(215)	(265)	906	3,034	6,287
Total Liabilities	**63**	**(37)**	**102**	**1,457**	**3,940**	**7,701**

Projected Balance Sheet (2/2)

Summary Balance Sheet (in $'000)	Dec-21	Dec-22	Dec-23	Dec-24	Dec-25
	F	F	F	F	F
Cash & Cash Equivalents	10,189	15,426	21,741	29,139	37,179
Trade Receivables	723	878	1,069	1,214	1,309
Inventory	1,434	1,536	1,753	1,885	1,896
Current Assets	2,157	2,414	2,822	3,099	3,205
Fixed Assets (Gross)	350	440	540	650	770
(Accum. Depreciation)	340	430	530	640	760
Fixed Assets (Net)	10	10	10	10	10
Total Assets	**12,357**	**17,850**	**24,573**	**32,248**	**40,394**
Trade Payables	1,434	1,536	1,753	1,885	1,896
Accrued Expenses	533	717	768	874	945
Current Liabilities	1,967	2,253	2,521	2,759	2,841
Retained Earnings	10,390	15,597	22,052	29,489	37,553
Shareholders' Equity	10,390	15,597	22,052	29,489	37,553
Total Liabilities	**12,357**	**17,850**	**24,573**	**32,248**	**40,394**

Projected Cash Flow Statement (1/2)

Cash Flow Statement (in $'000)	Dec-15	Dec-16	Dec-17	Dec-18	Dec-19	Dec-20
	4 Mth-F	FY-F	FY-F	FY-F	FY-F	FY-F
Net Profit After Tax	(63)	(152)	(50)	1,171	2,128	3,254
Depreciation	-	30	40	50	60	70
Amortization	-	1	1	0	0	0
Interest & Finance Costs	-	-	-	-	-	-
Adjusted Operating Cash Profit	(63)	(121)	(10)	1,222	2,188	3,324
Trade Receivables	(37)	(38)	(66)	(61)	(154)	(183)
Inventory	(84)	(75)	(128)	(121)	(294)	(362)
Trade Payables	84	75	128	121	294	362
Accrued Expenses	42	(24)	62	64	60	146
Changes in Working Capital	5	(62)	(4)	3	(94)	(37)
Cash Flow from Operations	(58)	(183)	(14)	1,224	2,094	3,287
Net (Purchase)/Sale of Fixed Assets	(10)	(30)	(40)	(50)	(60)	(70)
Net (Purchase)/Sale of Intangibles	-	(1)	(1)	(0)	(0)	(0)
Cash Flow from Investment Activities	(10)	(31)	(41)	(50)	(60)	(70)
Interest & Finance Costs	-	-	-	-	-	-
Cash Flow from Financing Activities	-	-	-	-	-	-
Change in Cash & Cash Equivalents	(68)	(214)	(54)	1,174	2,034	3,216
Opening Cash & Cash Equivalents	-	(68)	(282)	(337)	837	2,871
Closing Cash & Cash Equivalents	(68)	(282)	(337)	837	2,871	6,087

Projected Cash Flow Statement (2/2)

Cash Flow Statement (in $'000)	Dec-21	Dec-22	Dec-23	Dec-24	Dec-25
	FY-F	FY-F	FY-F	FY-F	FY-F
Net Profit After Tax	4,102	5,207	6,456	7,436	8,064
Depreciation	80	90	100	110	120
Amortization	0	0	0	0	0
Interest & Finance Costs	-	-	-	-	-
Adjusted Operating Cash Profit	4,182	5,297	6,556	7,547	8,184
Trade Receivables	(183)	(154)	(192)	(145)	(95)
Inventory	(370)	(102)	(217)	(132)	(11)
Trade Payables	370	102	217	132	11
Accrued Expenses	183	184	51	106	71
Changes in Working Capital	(0)	29	(141)	(39)	(24)
Cash Flow from Operations	4,182	5,327	6,415	7,508	8,160
Net (Purchase) / Sale of Fixed Assets	(80)	(90)	(100)	(110)	(120)
Net (Purchase) / Sale of Intangibles	(0)	(0)	(0)	(0)	(0)
Cash Flow from Investment Activities	(80)	(90)	(100)	(110)	(120)
Interest & Finance Costs	-	-	-	-	-
Cash Flow from Financing Activities	-	-	-	-	-
Change in Cash & Cash Equivalents	4,102	5,237	6,315	7,398	8,040
Opening Cash & Cash Equivalents	6,087	10,189	15,426	21,741	29,139
Closing Cash & Cash Equivalents	10,189	15,426	21,741	29,139	37,179

5.4. Financial Statements – Next Mobile 360

Projected Income Statement (1/2)

Summary Income Statement (in $'000)	Dec-15	Dec-15	Dec-16	Dec-17	Dec-18	Dec-19
	4 Mth-F	FY-F	FY-F	FY-F	FY-F	FY-F
Revenues	1,714	2,164	16,152	26,930	32,753	35,900
Cost of Sales	1,448	1,791	9,696	14,754	17,487	18,964
Gross Profit	266	373	6,456	12,176	15,267	16,937
Operating Costs	1,538	2,012	8,210	12,361	10,345	10,993
EBITDA	(1,272)	(1,639)	(1,754)	(185)	4,921	5,944
Depreciation	-	3	10	15	20	25
Amortization	-	0	0	0	0	0
EBIT	(1,272)	(1,641)	(1,764)	(200)	4,901	5,919
Interest & Finance Costs	-	-	-	-	-	-
PBT	(1,272)	(1,641)	(1,764)	(200)	4,901	5,919
Income Tax	-	-	-	-	666	2,368
PAT	(1,272)	(1,641)	(1,764)	(200)	4,901	5,919

Key Performance Indicators (KPIs)	Dec-15	Dec-15	Dec-16	Dec-17	Dec-18	Dec-19
	4 Mth-F	FY-F	FY-F	FY-F	FY-F	FY-F
Revenue Growth (%)		*n/a*	*646%*	*67%*	*22%*	*10%*
Gross Margin (%)	*16%*	*17%*	*40%*	*45%*	*47%*	*47%*
EBITDA Margin (%)	*n/a*	*n/a*	*n/a*	*n/a*	*15%*	*17%*
EBIT Margin (%)	*n/a*	*n/a*	*n/a*	*n/a*	*15%*	*16%*
PBT Margin (%)	*n/a*	*n/a*	*n/a*	*n/a*	*15%*	*16%*
PAT Margin (%)	*n/a*	*n/a*	*n/a*	*n/a*	*13%*	*10%*

Projected Income Statement (2/2)

Summary Income Statement (in $'000)	Dec-20	Dec-21	Dec-22	Dec-23	Dec-24	Dec-25
	FY-F	FY-F	FY-F	FY-F	FY-F	FY-F
Revenues	41,733	49,629	54,120	56,547	57,858	58,894
Cost of Sales	22,605	26,465	28,572	29,711	30,327	30,857
Gross Profit	19,128	23,165	25,548	26,836	27,532	28,038
Operating Costs	13,460	15,170	17,295	17,794	18,064	18,296
EBITDA	5,668	7,994	8,253	9,042	9,468	9,742
Depreciation	30	35	40	45	50	55
Amortization	0	0	0	0	0	0
EBIT	5,638	7,959	8,213	8,997	9,418	9,687
Interest & Finance Costs	-	-	-	-	-	-
PBT	5,638	7,959	8,213	8,997	9,418	9,687
Income Tax	2,255	3,184	3,285	3,599	3,767	3,875
PAT	5,638	7,959	8,213	8,997	9,418	9,687

Key Performance Indicators (KPIs)	Dec-20	Dec-21	Dec-22	Dec-23	Dec-24	Dec-25
	FY-F	FY-F	FY-F	FY-F	FY-F	FY-F
Revenue Growth (%)	*55%*	*52%*	*51%*	*35%*	*17%*	*9%*
Gross Margin (%)	*46%*	*47%*	*47%*	*47%*	*48%*	*48%*
EBITDA Margin (%)	*14%*	*16%*	*15%*	*16%*	*16%*	*17%*
EBIT Margin (%)	*14%*	*16%*	*15%*	*16%*	*16%*	*16%*
PBT Margin (%)	*14%*	*16%*	*15%*	*16%*	*16%*	*16%*
PAT Margin (%)	*8%*	*10%*	*9%*	*10%*	*10%*	*10%*

Projected Balance Sheet (1/2)

Summary Balance Sheet (in $'000)	Dec-15	Dec-16	Dec-17	Dec-18	Dec-19	Dec-20
	F	F	F	F	F	F
Cash & Cash Equivalents	(1,551)	(4,068)	(4,569)	(462)	3,019	6,132
Trade Receivables	98	309	516	628	689	798
Inventory	712	1,589	2,425	2,875	3,117	3,706
Current Assets	810	1,898	2,942	3,503	3,806	4,504
Other Operating Assets	103	103	103	103	103	103
Fixed Assets (Gross)	52	62	77	97	122	152
(Accum. Depreciation)	3	13	28	48	73	103
Fixed Assets (Net)	50	50	50	50	50	50
Total Assets	**(588)**	**(2,018)**	**(1,475)**	**3,193**	**6,978**	**10,788**
Trade Payables	356	795	1,213	1,437	1,559	1,853
Accrued Expenses	178	73	398	606	719	777
Deferred Revenue	150	150	150	150	150	225
Current Liabilities	684	1,018	1,761	2,194	2,427	2,855
Retained Earnings	(1,272)	(3,036)	(3,236)	999	4,550	7,933
Shareholders' Equity	(1,272)	(3,036)	(3,236)	999	4,550	7,933
Total Liabilities	**(588)**	**(2,018)**	**(1,475)**	**3,193**	**6,978**	**10,788**

Projected Balance Sheet (2/2)

Summary Balance Sheet (in $'000)	Dec-21	Dec-22	Dec-23	Dec-24	Dec-25
	F	F	F	F	F
Cash & Cash Equivalents	11,671	16,585	21,976	27,626	33,456
Trade Receivables	952	1,038	1,084	1,107	1,129
Inventory	3,263	3,523	3,663	3,729	3,804
Current Assets	4,215	4,561	4,747	4,835	4,934
Other Operating Assets	103	103	103	103	103
Fixed Assets (Gross)	187	227	272	322	377
(Accum. Depreciation)	138	178	223	273	328
Fixed Assets (Net)	50	50	50	50	50
Total Assets	**16,038**	**21,298**	**26,876**	**32,614**	**38,543**
Trade Payables	2,175	2,348	2,442	2,486	2,536
Accrued Expenses	929	1,088	1,174	1,218	1,246
Deferred Revenue	225	225	225	225	263
Current Liabilities	3,329	3,661	3,841	3,928	4,045
Retained Earnings	12,709	17,637	23,035	28,686	34,498
Shareholders' Equity	12,709	17,637	23,035	28,686	34,498
Total Liabilities	**16,038**	**21,298**	**26,876**	**32,614**	**38,543**

Projected Cash Flow Statement (1/2)

Cash Flow Statement (in $'000)	Dec-15	Dec-16	Dec-17	Dec-18	Dec-19	Dec-20
	4 Mth-F	FY-F	FY-F	FY-F	FY-F	FY-F
Net Profit After Tax	(1,272)	(1,764)	(200)	4,235	3,551	3,383
Depreciation	-	10	15	20	25	30
Amortization	-	0	0	0	0	0
Interest & Finance Costs	-	-	-	-	-	-
Adjusted Operating Cash Profit	(1,272)	(1,754)	(185)	4,255	3,576	3,413
Trade Receivables	(98)	(211)	(208)	(112)	(60)	(110)
Inventory	(712)	(877)	(836)	(449)	(243)	(588)
Trade Payables	356	439	418	225	121	294
Accrued Expenses	178	(105)	325	208	112	59
Deferred Revenue	-	-	-	-	-	75
Changes in Working Capital	(276)	(754)	(300)	(128)	(69)	(270)
Cash Flow from Operations	(1,548)	(2,507)	(486)	4,127	3,507	3,143
Net (Purchase) / Sale of Fixed Assets	(3)	(10)	(15)	(20)	(25)	(30)
Net (Purchase) / Sale of Intangibles	-	(0)	(0)	(0)	(0)	(0)
Cash Flow from Investment Activities	(3)	(10)	(15)	(20)	(25)	(30)
Interest & Finance Costs	-	-	-	-	-	-
Cash Flow from Financing Activities	-	-	-	-	-	-
Change in Cash & Cash Equivalents	(1,551)	(2,517)	(501)	4,107	3,482	3,112
Opening Cash & Cash Equivalents	-	(1,551)	(4,068)	(4,569)	(462)	3,019
Closing Cash & Cash Equivalents	(1,551)	(4,068)	(4,569)	(462)	3,019	6,132

Projected Cash Flow Statement (2/2)

Cash Flow Statement (in $'000)	Dec-21	Dec-22	Dec-23	Dec-24	Dec-25
	FY-F	FY-F	FY-F	FY-F	FY-F
Net Profit After Tax	4,775	4,928	5,398	5,651	5,812
Depreciation	35	40	45	50	55
Amortization	0	0	0	0	0
Interest & Finance Costs	-	-	-	-	-
Adjusted Operating Cash Profit	4,811	4,968	5,443	5,701	5,867
Trade Receivables	(154)	(86)	(47)	(22)	(23)
Inventory	443	(260)	(140)	(66)	(76)
Trade Payables	322	173	94	44	50
Accrued Expenses	152	159	87	43	29
Deferred Revenue	-	-	-	-	38
Changes in Working Capital	763	(14)	(7)	(1)	18
Cash Flow from Operations	5,574	4,954	5,436	5,700	5,885
Net (Purchase) / Sale of Fixed Assets	(35)	(40)	(45)	(50)	(55)
Net (Purchase) / Sale of Intangibles	(0)	(0)	(0)	(0)	(0)
Cash Flow from Investment Activities	(35)	(40)	(45)	(50)	(55)
Interest & Finance Costs	-	-	-	-	-
Cash Flow from Financing Activities	-	-	-	-	-
Change in Cash & Cash Equivalents	5,539	4,914	5,391	5,650	5,830
Opening Cash & Cash Equivalents	6,132	11,671	16,585	21,976	27,626
Closing Cash & Cash Equivalents	11,671	16,585	21,976	27,626	33,456

06.

Economic Overview[1]

The value of a company or its assets cannot be determined in isolation of the overall economic trends in the geographic regions in which it operates. The review of economic trends is imperative while valuing a company, as the performance of a business, to a large extent, depends on the economic environment in which it operates or sells its products/services. The following section briefly discusses the economic conditions and outlook for the US economy, as the company under consideration generates most of its revenues from the domestic market.

6.1. General Economic Conditions

Recent months' largely negative economic news turned around sharply in July. Most significantly, after contracting in the first quarter, the U.S. economy rebounded in the second quarter. Overall, according to a U.S. Commerce Department reading released on July 30, the U.S. Gross Domestic Product (GDP) rose at an annualized rate of 2.3% for the second quarter, slightly below economists' expectations of a 2.6% growth rate. At the same time, the first-quarter GDP, which had been reported last month to have shrunk by 0.2%, was revised upward to show an increase of 0.6%. Similarly, the labor market continued to strengthen in July, with the U.S. Labor Department reporting on August 7 that 215,000 new jobs were created last month. The Department also announced that May's 254,000 new-jobs figure was revised upward to 260,000, while June's 223,000 jobs gain was revised upward to 231,000. In addition, after rising back to 5.5% in May from 5.4% in April, the U.S. unemployment rate fell to 5.3% in June—a seven-year low—where it held in July.

Some concerns persist, however. Although growth in the U.S. national debt slowed early in 2015 and the budget deficit for fiscal 2014 fell to a six-year low, both Federal spending and taxation remained at all-time highs. In other areas, on the positive side, industrial production was up in July, productivity rebounded strongly in the second quarter, auto sales gained, both new- and existing-home sales increased, consumer spending and retail sales were up, inflation remained modest, and gasoline prices dropped. On the negative side, despite these positive indicators, stocks plunged in August, mostly on overseas fears, and consumer confidence readings were mixed.

6.2. Gross Domestic Product

After contracting in the first quarter, the U.S. economy rebounded in the second quarter. Overall, according to a U.S. Commerce Department report released on July 30, the U.S. Gross Domestic Product (GDP) rose at an annualized rate of 2.3% for the second quarter, slightly below economists' expectations of a 2.6% growth rate. At the same time, the first-quarter GDP, which had been reported last month to have shrunk by 0.2%, was revised upward to show an increase of 0.6%, with the revisions due in part to Federal government efforts to refine the seasonal adjustments for some components of

[1] Source: KeyValueData™, National Economic Report – July - 2015

the GDP. Previously, the economy grew by 4.6% during the second quarter of 2014, by a decade-high 5.0% in 2014's third quarter, and by 2.2% in the fourth quarter. For all of 2014, the economy grew by 2.4%, up from 2.2% in 2013.

6.3. Unemployment

The U.S. labor market continued to gain strength in July. Overall, the U.S. economy added 215,000 jobs in July, the U.S. Labor Department reported on August 7. July's gain was just below the originally reported 223,000 new jobs in June and nearly three times the 85,000 jobs gain in March. The Department also announced that May's 254,000 new-jobs figure was revised upward to 260,000, while June's 223,000 jobs gain was revised upward to 231,000. At the same time, after rising back to 5.5% in May from 5.4% in April, the U.S. unemployment rate fell to 5.3% in June—a seven-year low—where it held in July, the Department said on August 7.

6.4. Budget Deficit

After topping $1 trillion for four straight years, the Federal budget deficit fell sharply to $680.3 billion in Fiscal Year 2013 and then dipped further to $483.0 billion in Fiscal Year 2014, which ended on September 30, 2014, the U.S. Department of the Treasury said on October 15. In comparison, the Federal budget shortfall was $1.09 trillion in FY 2012.

6.5. Federal Debt

After rising to $18.141 trillion on December 31, 2014, the U.S. national debt slipped to $18.137 trillion on February 24, 2015, before climbing back to $18.324 trillion on July 29 and to $18,365 trillion on August 29. The $18.365 trillion figure is 72.8% greater than the $10.625 trillion national debt that existed on January 21, 2009.

6.6. Federal Spending and Tax Collections

The Federal government took in a record of $3.02 trillion in taxes during Fiscal Year 2014, which ended on September 30, 2014. Subsequently, revenues for the first nine months of FY 2015 were $2.45 trillion, up by $178 billion (7.9%) from the same figure for FY 2014. Similarly, Federal spending set an all-time record in FY 2014 of $3.50 trillion.

6.7. Dow Jones Industrial Average Index

Following modest gains in July, U.S. stocks fell off steeply in August, especially during the third week of the month. Specifically, after rising from 18,015.95 on June 19 to 18,086.45 on July 17, the Dow Jones Industrials Index plunged to 16,459.75 by August 21. Indeed, the Dow lost 531 points on that day—a one-day drop of 3.1%—on renewed fears that China's economy was slowing, before slipping another 800 points in the next two days. Likewise, after climbing from 2,109.99 on June 19 to 2,126.64 on July 17, the S&P 500 dove to 1,970.89 by August 21. Finally, after increasing from 5,177.00 on June 19 to 5,210.14 on July 17, the Nasdaq plummeted to 4,706.04 by August 21.

6.8. Industrial Production

After six straight monthly declines, U.S. industrial output rose by 0.3% in June and, subsequently, climbed by 0.6% in July, the U.S. Federal Reserve said on August 14.

6.9. Manufacturing Sector

Economic activity in the U.S. manufacturing sector expanded in July for the 31st consecutive month, according to an August 3 report from the Tempe-based Institute for Supply Management (ISM), a private trade group.

6.10. Productivity

U.S. nonfarm productivity—or the level of employee output per hour—rebounded during the second quarter, increasing by 1.3% for the April to June time period, the U.S. Labor Department said on August 11. At the same time, first-quarter productivity was upwardly revised, falling at a 1.1% annual rate instead of the previously reported 3.1% rate of decline. Previously, productivity fell by 2.2% in the fourth quarter of 2014. For 2014 as a whole, productivity growth came in at a slow 0.7% pace.

6.11. Auto Sales

Following large gains in April, May, and June, U.S. automobile sales beat expectations in July, marking their best July performance since before the recession. GM's sales led the way, climbing by 6.4%. Overall, auto sales hit an annual pace of 17.55 million units (vs. expectations of 17.2 million), a jump of 2.6% from June's level of 17.11 million units.

6.12. New-Home

After falling in June to their lowest level in seven months, U.S. sales of newly built single-family homes rose by 5.4% in July to a seasonally adjusted annual rate of 507,000, the U.S. Commerce Department said on August 25. Likewise, existing-home sales rose by 2.0% in July to a seasonally adjusted annual rate of 5.59 million—their highest level since 2007—the National Association of Realtors (NAR) reported on August 20.

6.13. Consumer Confidence Index

After declines in five major measures last month, consumer confidence readings were mixed. The Conference Board Consumer Confidence Index was up strongly, as was the Bloomberg Consumer Comfort Index. Three other indicators declined, however.

6.14. Consumer Spending

After increasing by 0.9% in May (its largest increase in nearly six years) and by an upwardly revised 0.3% in June, U.S. consumer spending climbed by another 0.3% in July, the U.S. Commerce Department said on August 28.

6.15. Retail Sales

After unexpectedly dipping in June, U.S. retail sales climbed back by 0.6% in July (vs. an expectation of a 0.5% increase), the U.S. Department of Commerce reported on August 13.

6.16. Consumer Price Index (CPI)

On a seasonally adjusted basis, the U.S. Consumer Price Index (CPI) for all goods rose by 0.1% in July after having climbed by 0.4% in May and by 0.3% in June. The index for all items less food and energy increased by 0.1% in July after having risen by 0.1% in May and by 0.2% in June.

6.17. Gasoline Prices

After hitting $3.70 per gallon on June 23, 2014, the average retail price of a gallon of regular unleaded fuel in the United States began falling, dipping in November below the $3.00-a-gallon mark for first time in four years. Prices continued to tumble thereafter, slipping to $2.07 per gallon on January 19 before climbing above $2.80 per gallon for most of June. Prices thereafter declined modestly to $2.75 per gallon on July 27 and to $2.64 per gallon on August 24.

07.

Valuation

7.1. Valuation Methodology

- In our understanding, a prospective investor would plan to investment in a company such as Next Group Holdings after considering the expected returns and associated risks on the basis of continued future operations. Accordingly, we determined the Company's Equity Value on a 'going-concern' premise.

- In our analysis of Next Group Holdings, we considered the Income Approach. Under the Income Approach, we applied the DCF analysis.

- We have not employed the Cost Approach in our valuation analysis. Generally, the Cost Approach is suitable when liquidation of the company being valued is imminent. The Cost Approach focuses on the value that each individual asset is expected to realize on liquidation near the valuation date. The approach may be occasionally suitable for valuations under the 'going-concern' premise, in cases where the company being valued has large and significant investments in tangible assets or where earnings generated from operations are insignificant relative to the value of its operating assets (for example, real estate companies and start-ups). Therefore, for the purpose of this analysis, the Cost Approach is considered the weakest and has not been applied.

- The applicability of different valuation methodologies was evaluated based on several factors, including (but not limited to) the Company's development stage, significant milestones in its business plan, its operating history, the industry in which it operates, the availability and quality of relevant data for each approach, and discussions with the management regarding expected exit scenarios.

- Factors such as reliability of financial forecasts as well as the magnitude and materiality of assumptions required to build them were analyzed while weighing DCF. Other market-based methods, such as Guideline Public Companies' Trading Multiples Method, were not applied considering the stage of enterprise development, non-availability of reasonable guideline public companies (GPCs), and the extent to which Next Group Holdings, Inc. was comparable with the shortlisted GPCs. Key parameters considered for comparison include business lines, revenue model, size of revenue, stage of development, and market share.

- In our opinion, future expectations of returns, growth, and inherent risks associated with investment in a company in the development stage similar to Next Group Holdings can be most appropriately measured using the DCF analysis. We employed the DCF analysis (Income Approach) and assigned 100% weight to it to arrive at the concluded Enterprise Value of $13.20 million.

7.2. Consolidated Value – Next Group Holdings


Next Group Holdings
(Consolidated)
$13.20 million
Next CALA
(Standalone)
(DCF Analysis)
Next Mobile 360
(Standalone)
(DCF Analysis)
Enterprise Value
$8.15 million
Enterprise Value
$5.05 million

7.3 Discounted Cash Flow Analysis – Next CALA

Our DCF analysis is based on financial forecasts provided by the management from 2015 to 2020 and our estimates of operations during 2021–25. (Please refer Appendix 8.1 for financial projections.) We conducted a limited, very high-level review on the reasonability of key assumptions used to develop the financial projections provided by the management. Based on discussions with the management, these estimates were suitably adjusted to reflect the most likely view of Next CALA's prospects as of the valuation date.

7.3.1 DCF Analysis

Under the DCF analysis, we first estimated free cash flows generated from Next CALA's operations, i.e., EBIT assuming taxation (effective tax rate of 40%) adjusted for non-cash expenses and changes in working capital. Thereafter, we deducted capital expenditures to arrive at free cash flow available to equity shareholders (FCFE). We discounted FCFE during the explicit forecast period and the terminal value to arrive at the present value as of the valuation date. Thereafter, the cash balance as of the valuation date was added to the sum of the present value of FCFE and terminal value to arrive at Next CALA's Enterprise Value as of the valuation date.

7.3.2 Cost of Equity (CoE) or Discount Rate

Discount rate is the rate of return that a willing financial buyer, acting rationally, would expect to receive from an investment to compensate for the inherent risks and time value of money. Moreover, this rate of return should be acceptable to a willing seller with the same knowledge of facts, as explained in the FMV definition. We applied the widely used Capital Asset Pricing Method (CAPM) to determine the CoE for Next CALA's. The CoE under CAPM is generally calculated as:

Cost of Equity = $R_f + \beta * (R_m - R_f)$

- Rf is the Risk-free Rate
- β is the Beta
- Rm is the Market Return
- (Rm - Rf) is the Market Risk Premium

7.3.3 Beta

To approximate the beta measure applicable to the Company, we considered the beta of shortlisted GPCs as proxy. Considering Next Group Holdings' nature of operation, Next CALA is not expected to raise any debt. Thus, we unlevered the beta applicable to the GPCs and selected the high measure of the unlevered beta for the GPC set to account for higher risk applicable to Next CALA vis-à-vis the GPCs.

7.3.4 Size Premium

As the CoE arrived at using the standard CAPM equation (as shown above) fails to capture the investment risks associated with stocks of small or early stage companies, Aranca added a Size Premium (SP) to the CoE.

7.3.5 Company-specific Risk Premium

Aranca added Company-specific Risk Premium (CSRP) to account for the additional return that a prospective investor would expect to compensate for the additional risks associated with investing in Next CALA.

Our determination of CSRP was based on a qualitative analysis of various risks faced by Next CALA. (Risk factors applicable to Next CALA are detailed in the 'Risks' section under the 'Company Overview' section above.)

Next CALA is in a very early stage of enterprise development (with limited operating history) and has its long-term sustainability linked with critical risk factors such as competition, inability to attract users, risk of fraudulent activity, and changes in laws and regulations. Moreover, its future growth and profitability are expected to be highly dependent on ability to meet its business plan, manage competition effectively, and hire and retain key management personnel. Thus, based on our review of specific risks associated with Next CALA, we selected 15% as the appropriate CSRP for the company.

Cost of Equity		Source
Risk-free Rate	2.28%	*Bloomberg*
Beta	1.11	*Bloomberg*
Equity Risk Premium	6.21%	2015 Duff & Phelps
Size Premium	5.78%	2015 Duff & Phelps
Company-specific Risk Premium	15.07%	
Cost of Equity	**30.02%**	

'Considering the adjoining inputs, Next CALA's CoE is about 30%'

7.3.6 Terminal Value

- To arrive at the terminal value, we considered applying the Gordon Growth Method, which assumes constant growth in cash flows until perpetuity as well as an exit multiple based on the valuation metrics of GPCs.
- The exit multiple is intended to capture implicit growth and risk assumptions beyond the explicit forecast period. We could not use the exit multiple approach due to unavailability of similar GPCs and early stage of development.
- The Gordon Growth Method is more appropriate for companies with highly mature operations. Next CALA is expected to reach mature level of operations by 2025 (terminal year). In the terminal year, revenue is expected to grow 8%, while FCFE is anticipated to increase 9%. In view of the nature of services offered by Next CALA and rapid decline in the

company's FCFE growth from 91% to 9% over 2019–25, we considered it appropriate to assume a perpetual growth rate of 3%.

- We capitalized the forecasted free cash flows to equity corresponding to FY25 using a CoE of 30.02% and perpetual growth rate of 3% to arrive at Next CALA's terminal value of $30.65 million.

7.3.7 Enterprise Value

We discounted FCFE for the explicit forecast period and terminal value by applying the CoE determined above. In addition, we discounted estimated future tax savings to their present values to arrive at the present value of Net Operating Losses (NOLs). We added cash and cash equivalents as of the valuation date to the sum of present values of FCFE, terminal value, and NOLs to arrive at Next CALA's Enterprise Value of $8.15 million. (Please refer Appendix 8.1 for the calculations mentioned above.)

7.4 Discounted Cash Flow Analysis – Next Mobile 360

Our DCF analysis is based on financial forecasts provided by the management from 2015 to 2020 and our estimates of operations during 2021–25. (Please refer Appendix 8.2 for financial projections.) We conducted a limited, very high-level review on the reasonability of key assumptions used to develop the financial projections provided by the management. Based on discussions with the management, these estimates were suitably adjusted to reflect the most likely view of Next Mobile 360's prospects as of the valuation date.

7.4.1 DCF Analysis

Under the DCF analysis, we first projected free cash flows generated from Next Mobile 360's operations, i.e., EBIT assuming taxation (effective tax rate of 40%) adjusted for non-cash expenses and changes in working capital. Thereafter, we deducted capital expenditures to arrive at free cash flow available to equity shareholders (FCFE). We discounted FCFE during the explicit forecast period and the terminal value to arrive at the present value as of the valuation date. Thereafter, the cash balance as of the valuation date was added to the sum of the present value of FCFE and terminal value to arrive at Next Mobile 360's Enterprise Value as of the valuation date.

7.4.2 Cost of Equity (CoE) or Discount Rate

Discount rate is the rate of return that a willing financial buyer, acting rationally, would expect to receive from an investment to compensate for the inherent risks and the time value of money. Moreover, this rate of return should be acceptable to a willing seller with the same knowledge of facts, as explained in the FMV definition. We applied the widely used CAPM to determine the CoE for Next Mobile 360. The CoE under CAPM is generally calculated as:

Cost of Equity = Rf + β * (Rm - Rf)

- Rf is the Risk-free Rate
- β is the Beta
- Rm is the Market Return
- (Rm - Rf) is the Market Risk Premium

7.4.3 Beta

To approximate the beta measure applicable to the Company, we considered the beta of shortlisted GPCs as proxy. Considering Next Group Holdings' nature of operation, Next Mobile 360 is not expected to raise any debt. Thus, we unlevered the beta applicable to the GPCs and selected the high measure of

the unlevered beta for the GPC set to account for higher risk applicable to Next Mobile 360 vis-à-vis the GPCs.

7.4.4 Size Premium

As the CoE arrived at using the standard CAPM equation (as shown above) fails to capture the investment risks associated with stocks of small or early stage companies, Aranca added a Size Premium (SP) to the CoE.

7.4.5 Company-specific Risk Premium

Aranca added Company-specific Risk Premium (CSRP) to account for the additional return that a prospective investor would expect to compensate for the additional risks associated with investing in Next Mobile 360.

Our determination of CSRP was based on a qualitative analysis of various risks faced by Next Mobile 360. (Risk factors applicable to Next Mobile 360 are detailed in the 'Risks' section under the 'Company Overview' section above.)

Next Mobile 360 is in a very early stage of enterprise development (with limited operating history) and has its long-term sustainability linked with critical risk factors such as competition and dependence on network providers. Moreover, its future growth and profitability are expected to be highly dependent on ability to meet the business plan, manage competition effectively, and hire and retain key management personnel. Thus, based on our review of specific risks associated with Next Mobile 360, we selected 16% as the appropriate CSRP for the company.

Cost of Equity		Source
Risk-free Rate	2.28%	*Bloomberg*
Beta	1.27	*Bloomberg*
Equity Risk Premium	6.21%	2015 Duff & Phelps
Size Premium	5.78%	2015 Duff & Phelps
Company-specific Risk Premium	15.49%	
Cost of Equity	**31.44%**	

'Considering the adjoining inputs, Next Mobile 360's CoE is about 31%'

7.4.6 Terminal Value

- To arrive at the terminal value, we considered applying the Gordon Growth Method, which assumes constant growth in cash flows until perpetuity as well as an exit multiple based on valuation metrics of GPCs.
- The exit multiple is intended to capture implicit growth and risk assumptions beyond the explicit forecast period. We could not use the exit multiple approach due to unavailability of similar GPCs and early stage of development.
- The Gordon Growth Method is more appropriate for companies with highly mature operations. Next Mobile 360 is expected to reach mature level of operations by 2025 (terminal year). In the terminal year, revenue is expected to grow 2%, while FCFE is estimated to increase 3%. In view of the nature of services offered by Next Mobile 360 and rapid decline in the company's FCFE growth from 78% to 3% over 2021–25, we considered it appropriate to assume a perpetual growth rate of 3%.

- We capitalized the forecasted free cash flows to equity corresponding to FY25 using a CoE of 31.44% and perpetual growth rate of 3% to arrive at Next Mobile 360's terminal value of $21. 11 million.

7.4.7 Enterprise Value

We discounted FCFE for the explicit forecast period and the terminal value by applying the CoE determined above. In addition, we discounted estimated future tax savings to their present values to arrive at the present value of Net Operating Losses (NOLs). We added cash and cash equivalents as of the valuation date to the sum of present values of FCFE, terminal value, and NOLs to arrive at Next Mobile 360's Enterprise Value of $5.05 million. (Please refer Appendix 8.2 for the calculations mentioned above.)

08.

Appendices

8.1. DCF (Income Approach) – Next CALA

Enterprise Value Calculations

Enterprise Value	(in $'000)
PV of FCFE	5,786
Terminal Value	30,652
PV Factor	0.08
PV of Terminal Value	2,319
PV of Tax Benefits of Amortization	-
PV of Net Operating Losses	51
Enterprise Value	8,156
Current Cash & Cash Equivalents	-
Total Enterprise Value	**8,156**

Discounted Cash Flows (1/2)

Discounted Cash Flow Statement	Dec-15	Dec-16	Dec-17	Dec-18	Dec-19	Dec-20
(in $'000)	4 Mth-F	FY-F	FY-F	FY-F	FY-F	FY-F
Revenues	648	3,934	7,361	10,548	18,603	28,242
EBITDA	(63)	(121)	(10)	1,825	3,607	5,493
EBIT	(63)	(152)	(50)	1,775	3,546	5,423
Net Earnings (PAT)	(63)	(152)	(50)	1,171	2,128	3,254
Earnings Before Amortization Interest & Tax	(63)	(151)	(50)	1,775	3,547	5,423
Tax on EBIT	-	-	-	(710)	(1,419)	(2,169)
Earnings before Interest, but after Tax	(63)	(151)	(50)	1,065	2,128	3,254
Growth (%)	*n/a*	*n/a*	*n/a*	*n/a*	*100%*	*53%*
Depreciation	0	30	40	50	60	70
Change in Working Capital	5	(62)	(4)	3	(94)	(37)
Net Capital Expenditure	(10)	(31)	(41)	(50)	(60)	(70)
Free Cash Flow to Firm (FCFF)	(68)	(214)	(54)	1,067	2,033	3,216
Growth (%)	*n/a*	*n/a*	*n/a*	*n/a*	*91%*	*58%*
Year Fraction	0.33	1.33	2.33	3.33	4.33	5.33
Present Value Factor	0.96	0.80	0.62	0.48	0.37	0.28
PV of FCFE	(65)	(172)	(34)	507	743	904

Discounted Cash Flows (2/2)

Discounted Cash Flow Statement	Dec-21	Dec-22	Dec-23	Dec-24	Dec-25
(in $'000)	FY-F	FY-F	FY-F	FY-F	FY-F
Revenues	37,723	45,769	55,765	63,478	68,272
EBITDA	6,917	8,769	10,859	12,504	13,560
EBIT	6,837	8,679	10,759	12,394	13,440
Net Earnings (PAT)	4,102	5,207	6,456	7,436	8,064
Earnings Before Amortization Interest & Tax	6,837	8,679	10,759	12,394	13,440
Tax on EBIT	(2,735)	(3,472)	(4,304)	(4,958)	(5,376)
Earnings before Interest, but after Tax	4,102	5,207	6,456	7,436	8,064
Growth (%)	*26%*	*27%*	*24%*	*15%*	*8%*
Depreciation	80	90	100	110	120
Change in Working Capital	(0)	29	(141)	(39)	(24)
Net Capital Expenditure	(80)	(90)	(100)	(110)	(120)
Free Cash Flow to Firm (FCFF)	4,102	5,237	6,315	7,398	8,040
Growth (%)	*28%*	*28%*	*21%*	*17%*	*9%*
Year Fraction	6.33	7.33	8.33	9.33	10.33
Present Value Factor	0.22	0.17	0.13	0.10	0.08
PV of FCFE	887	871	808	728	608

Terminal Value Calculations

Terminal Value Calculation	(in $'000)
Exit Year FCFE	8,040
Terminal Growth Rate	3.00%
Terminal Value	**30,652**

Cost of Equity Calculations

Cost of Equity Calculations	Mean
Risk Free Rate	2.28%
Beta	1.11
Equity Risk Premium	6.21%
Size Premium	5.78%
Company Specific Risk Premium	15.07%
Cost of Equity	30.02%

Beta Calculations

Company name	MCAP (in $ Mn)	Debt (mrq)	D/E Ratio	Beta	Unlevered Beta	Re-levered Beta
Bankrate Inc	984.35	297.90	0.30	1.086	0.92	0.92
Blackhawk Network Holdings Inc	2,187.69	377.61	0.17	0.807	0.73	0.73
Cash America International Inc	678.63	184.45	0.27	1.030	0.89	0.89
Euronet Worldwide Inc	3,398.06	436.09	0.13	1.194	1.11	1.11
Green Dot Corp	910.50	746.83	0.82	0.947	0.63	0.63
MoneyGram International Inc	456.54	958.50	2.10	1.208	0.53	0.53
Payment Data Systems Inc	42.87	-	-	0.491	0.49	0.49
Brinks Co	1,380.63	490.10	0.35	1.288	1.06	1.06
Total System Services Inc	8,297.98	1,431.31	0.17	0.954	0.86	0.86
Wal Mart Stores Inc	208,485.44	49,055.00	0.24	0.674	0.59	0.59
Mean						0.78
Median						0.80
Quartile 1						0.60
Quartile 3						0.91
High						1.11
Low						0.49
Selected						1.11

NOL Calculations

Net Operating Losses Schedule		Dec-15	Dec-16	Dec-17	Dec-18
		4 Mth-F	FY-F	FY-F	FY-F
EBIT		(63)	(152)	(50)	1,775
Opening Balance - NOLs		-	63	215	265
NOLs adjusted against Profits		-	-	-	265
NOLs Expired / Adjustments					
Loss Accumulated		63	152	50	-
Closing Balance - NOLs		63	215	265	-
Tax Savings on NOLs	40.00%	-	-	-	106
Discount Factor		0.96	0.81	0.62	0.48
PV of Tax Benefit on NOLs		-	-	-	51
Sum of PV of Tax Benefits on NOLs	51				
Tax for the Period		-	-	-	604

8.2. DCF (Income Approach) – Next Mobile 360

Back

Enterprise Value Calculations

Enterprise Value	(in $'000)
PV of FCFE	2,974
Terminal Value	21,114
PV Factor	0.07
PV of Terminal Value	1,435
PV of Tax Benefits of Amortization	-
PV of Net Operating Losses	645
Enterprise Value	5,055
Current Cash & Cash Equivalents	-
Total Enterprise Value	5,055

Discounted Cash Flows (1/2)

Discounted Cash Flow Statement	Dec-15	Dec-16	Dec-17	Dec-18	Dec-19	Dec-20
(in $'000)	4 Mth-F	FY-F	FY-F	FY-F	FY-F	FY-F
Revenues	1,714	16,152	26,930	32,753	35,900	41,733
EBITDA	(1,272)	(1,754)	(185)	4,921	5,944	5,668
EBIT	(1,272)	(1,764)	(200)	4,901	5,919	5,638
Net Earnings (PAT)	(1,272)	(1,764)	(200)	4,235	3,551	3,383
Earnings Before Amortization Interest & Tax	(1,272)	(1,764)	(200)	4,901	5,919	5,638
Tax on EBIT	-	-	-	(1,961)	(2,368)	(2,255)
Earnings before Interest, but after Tax	(1,272)	(1,764)	(200)	2,941	3,551	3,383
Growth (%)	*n/a*	*n/a*	*n/a*	*n/a*	*21%*	*n/a*
Depreciation	-	10	15	20	25	30
Change in Working Capital	(276)	(754)	(300)	(128)	(69)	(270)
Net Capital Expenditure	(3)	(10)	(15)	(20)	(25)	(30)
Free Cash Flow to Firm (FCFF)	(1,551)	(2,517)	(501)	2,812	3,482	3,112
Growth (%)	*n/a*	*n/a*	*n/a*	*n/a*	*24%*	*n/a*
Free Cash Flow to Equity (FCFE)	(1,551)	(2,517)	(501)	2,812	3,482	3,112
Growth (%)	*n/a*	*n/a*	*n/a*	*n/a*	*24%*	*n/a*
Year Fraction	0.33	1.33	2.33	3.33	4.33	5.33
Present Value Factor	0.96	0.80	0.61	0.46	0.35	0.27
PV of FCFE	(1,482)	(2,004)	(303)	1,296	1,221	830

Discounted Cash Flows (2/2)

Discounted Cash Flow Statement (in $'000)	Dec-21	Dec-22	Dec-23	Dec-24	Dec-25
	FY-F	FY-F	FY-F	FY-F	FY-F
Revenues	49,629	54,120	56,547	57,858	58,894
EBITDA	7,994	8,253	9,042	9,468	9,742
EBIT	7,959	8,213	8,997	9,418	9,687
Net Earnings (PAT)	4,775	4,928	5,398	5,651	5,812
Earnings Before Amortization Interest & Tax	7,959	8,213	8,997	9,418	9,687
Tax on EBIT	(3,184)	(3,285)	(3,599)	(3,767)	(3,875)
Earnings before Interest, but after Tax	4,775	4,928	5,398	5,651	5,812
Growth (%)	*41%*	*3%*	*10%*	*5%*	*3%*
Depreciation	35	40	45	50	55
Change in Working Capital	763	(14)	(7)	(1)	18
Net Capital Expenditure	(35)	(40)	(45)	(50)	(55)
Free Cash Flow to Firm (FCFF)	5,539	4,914	5,391	5,650	5,830
Growth (%)	*78%*	*n/a*	*10%*	*5%*	*3%*
Free Cash Flow to Equity (FCFE)	5,539	4,914	5,391	5,650	5,830
Growth (%)	*78%*	*n/a*	*10%*	*5%*	*3%*
Year Fraction	6.33	7.33	8.33	9.33	10.33
Present Value Factor	0.20	0.15	0.12	0.09	0.07
PV of FCFE	1,124	759	633	505	396

Terminal Value Calculations

Terminal Value Calculation	(in $'000)
Exit Year FCFE	5,830
Terminal Growth Rate	3.00%
Terminal Value	**21,114**

Cost of Equity Calculations

Cost of Equity Calculations	Mean
Risk Free Rate	2.28%
Beta	1.27
Equity Risk Premium	6.21%
Size Premium	5.78%
Company Specific Risk Premium	15%
Cost of Equity	**31.44%**

Beta Calculations

Company name	MCAP (in $ Mn)	Debt (mrq)	D/E Ratio	Beta	Unlevered Beta	Re-levered Beta
NII Holdings Inc	823.62	671.91	0.82	0.398	0.27	0.28
NTELOS Holdings Corp	203.00	522.84	2.58	0.901	0.35	0.38
Sanwire Corp	0.09	-	-	(2.597)	(2.60)	(2.75)
Shenandoah Telecommunications	942.32	212.75	0.23	1.362	1.20	1.27
Telephone and Data Systems Inc	3,030.78	1,994.18	0.66	1.104	0.79	0.84
VelaTel Global Communications Inc	0.43	11.34	26.36	0.315	0.02	0.02
Mean						0.01
Median						0.33
Quartile 1						0.09
Quartile 3						0.72
High						1.27
Low						0.01
Selected						1.27

NOL Calculations

Net Operating Losses Schedule		Dec-15	Dec-16	Dec-17	Dec-18
		4 Mth-F	FY-F	FY-F	FY-F
EBIT		(1,272)	(1,764)	(200)	4,901
Opening Balance - NOLs		-	1,272	3,036	3,236
NOLs adjusted against Profits		-	-	-	3,236
NOLs Expired / Adjustments					
Loss Accumulated		1,272	1,764	200	-
Closing Balance - NOLs		1,272	3,036	3,236	-
Tax Savings on NOLs	40.00%	-	-	-	1,294
Discount Factor		0.96	0.81	0.64	0.50
PV of Tax Benefit on NOLs		0	0	0	645
Sum of PV of Tax Benefits on NOLs	645				
Tax for the Period		-	-	-	666

8.3. Assumptions and Limiting Conditions

This independent appraisal report is subject to the following assumptions and limiting conditions, to be understood in conjunction with the previously presented Certification section:

All reported facts, comments, estimates, opinions and statistical information set forth in this report have been obtained from sources believed to be accurate, reliable and knowledgeable. No liability is assumed for the content or accuracy of the data furnished by others, including information and representations provided by management to Aranca.

Aranca and the analyst have made no attempt to verify the accuracy, veracity, conformity and topical nature of the data gathered from such sources.

Any adjustments thereto and any forecasts and projections presented in this report, are included solely to assist in the development of the value estimate presented in this report.

We do not provide assurance on the achievability of the results forecasted because events and circumstances frequently do not occur as expected; differences between actual and expected results may be material; and achievement of the forecasted results is dependent on actions, plans, and assumptions of management along with many other external factors.

The conclusions of value are based on the assumption that the current level of management expertise and effectiveness would continue to be maintained and that the character and the integrity of the enterprise through any sale, reorganization, exchange, or diminution of the owners' participation would not be materially or significantly changed.

Because of the limited purpose of this presentation, the information may be incomplete and contain departures from generally accepted accounting principles and/or other guidelines established by recognized regulatory and other governing bodies. We express no opinion or other assurances on the information presented and it should not be used for any other purpose other than to assist in this valuation.

Possession of this report does not carry with it the right of publication of all or part of it, nor may it be used for any purpose by anyone other than the client and the specified reason as stated in the report, without written consent of Aranca. Notwithstanding anything to the contrary herein, the Company shall be entitled to disclose this report (i) as required by law, rule, regulation or request of any federal, state or local government or regulatory body, including without limitation the United States Internal Revenue Service, or of any securities exchange, (ii) as may be required in response to any summons or subpoena or any litigation, or (iii) to the Company's officers, directors, auditors, accountants, tax advisors, legal counsel, on an as-needed basis.

The contents of this valuation are an opinion of value for the purposes stated. In no way should this be construed as a recommendation to buy or sell the underlying company. Aranca and the analyst support only the opinions stated in this report and assume no responsibility for use of formulas and other approaches based on these conclusions in the future.

This valuation is valid only for the valuation date presented in this report. Aranca and the analyst have no responsibility to update this report for events and circumstances that occur subsequent to the valuation date, until and unless specifically requested by the Company to do so.

We owe responsibility only to the company that has retained us for this engagement and nobody else.

Aranca does not accept any liability to any third party in relation to the issue of this valuation report.



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